SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934*


For the month of May, 2004                     Commission File Number: 333-8960

                       MILLAR WESTERN FOREST PRODUCTS LTD.
                              (Name of registrant)


                               16640 - 111 Avenue
                                Edmonton, Alberta
                                 Canada T5M 2S5
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F   X                               Form 40-F
                         ------                                      ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                                  No   X
                  -----                                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*The registrant is furnishing this report on a voluntary basis.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   MILLAR WESTERN FOREST PRODUCTS LTD.


Date:   May 6, 2004                By:         /s/  J.R. CONCINI
                                      ------------------------------------------
                                      Name:   J.R. Concini
                                      Title:  Chief Financial Officer

                                  EXHIBIT INDEX



     Exhibit No.                     Description of Exhibit

        99.1 Interim Financial Statements for the Three Months Ended March 31, 2004

        99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations